The Company estimates that its total expenditures relating to the solicitation (excluding costs representing salaries and wages of regular employees and officers of the Company) will be approximately $1,000,000. The Company to date has incurred estimated total expenses of approximately $600,000. In addition to the members of the Board (which consists of Messrs. Creamer, Dauch, DeVane, Echlin, Jensen, Jones, McCurdy, Nusbaum and Rivard), Company's executive officers and certain officers of its subsidiaries may solicit Revocations. The business address for each of the members of the Board and the officers named above is, and the Company's executive offices are located at, 100 Double Beach Road, Branford, Connecticut 06405. For further information with respect to participants in the solicitation, including the names of its executive officers and certain officers of its subsidiaries who may solicit Revocations, and certain transactions by those participants in the Company's shares of Common Stock, see Schedules A and B.

Change in Control Severance Policy

               The Company has established a Change In Control Severance Policy covering some 350 designated employees of Echlin Inc. and its domestic U.S. subsidiaries, including the Named Executive Officers. A "change in control" event of Echlin Inc. is defined as: (i) more than 30 percent of Echlin's outstanding Common Stock being beneficially held or acquired by any person or entity; (ii) more than 20 percent of Echlin's outstanding Common Stock being purchased pursuant to a tender or exchange offer; (iii) Echlin Inc. merging or consolidating with or selling substantially all of its assets to another entity and Echlin Inc. not being the surviving corporation; or (iv) during any two year period, a majority of individuals who are Directors of Echlin Inc. at the beginning of the period ceasing to be Directors by the end of the period, unless the nomination of each new Director is approved by a two-thirds majority of those who are Directors at the beginning of the period. If the Special Meeting is held, removal of the Board of Directors from office would constitute a "change of control" event. The Board of Directors must declare whether such an event qualifies as a change in control event under the Echlin Inc. Change In Control Severance Policy.

               Employees covered by the policy receive special severance benefits if, within two years after a qualified change in control, the employee terminates for "good reason" because (i) there has been an adverse change in the employee's duties, responsibilities, title, position, compensation, benefits or general status; (ii) the employee is required to relocate to a place of business more than 50 miles from the location where the employee works at the time of the change in control; (iii) the employee is terminated for reasons other than for cause; or (iv) for Echlin Inc. corporate officers, including the Named Executive Officers other than Mr. Jones and Mr. Mancheski (who has retired), the employee elects to terminate his or her employment during the 30-day period commencing one year after the change in control.

               Severance benefits are payable within 30 days of termination and consist of a lump sum payment equivalent to the sum of the higher of the employee's annual base salary and most recent executive bonus, if applicable, either as of the date of the change in control or the date of the termination for a period varying from 7.5 months to 36 months depending upon the employee's employment level. The Named Executive Officers other than Mr. Jones and Mr. Mancheski qualify for the payment equivalent to 36 months. Employees covered by the policy continue to receive other benefits such as medical insurance for a period equivalent to the period associated with their severance payment. The policy also provides that all outstanding performance units under the Company's long-term incentive plan immediately vest on the date of the change in control. Performance units are valued at 100 percent of their original targeted value multiplied by a fraction representing the number of months lapsed in the three-year vesting cycle. Further, if the Board of Directors declares a qualifying change in control event, all options will be deemed to have stock appreciation rights attached. In some cases, such severance payments are increased to compensate for any excise taxes resulting from the payment and any other benefits extended based upon the change in control.

               If a covered employee's employment ends after a change in control because of death, disability or for cause, or if the employee voluntarily terminates employment, other than as provided in the severance policy, the employee will get no special severance benefits.

Security Ownership of Certain Beneficial Owners and Management

               The following shareholders are beneficial owners of more than five percent (5%) of the shares of Common Stock as of February 17, 1998. The Company has no other class of equity security outstanding:

               The following table sets forth information as to the only persons known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock:

                                                 Amount and Nature of
Name and Address of Beneficial Owner             Beneficial Ownership           Percentage of Class
------------------------------------             --------------------           -------------------
Scudder Kemper Investments, Inc.
Two International Place
Boston, MA  02110-4103                              4,579,317(1)                       7.24%

McKay-Shields Financial Corporation
Investment Advisors
9 West 57th Street
New York, New York  10019                           4,349,380(2)                       6.88%

The Capital Group Companies, Inc
333 South Hope Street
Los Angeles, California 90071                       3,582,400(3)                       5.66%


------------

(1) Scudder Kemper Investments, Inc., has sole voting power with respect to 969,650 shares, shares voting power with respect to 3,358,544, sole dispositive power with respect to 4,549,973 and shares dispositive power with respect to 29,344 shares as reported on Schedule 13G filed with the Securities and Exchange Commission on February 12, 1998.

(2) McKay-Shields Financial Corporation, Investment Advisors, has shared voting and shared dispositive power with respect to 4,349,380 shares as reported on
    Schedule 13F filed with the Securities and Exchange Commission on February 13, 1998.

(3) The Capital Group Companies, Inc., through its wholly-owned subsidiaries, including Capital Research and Management Company (acting as investment advisor), has sole voting power with respect to 491,400 shares and sole dispositive power with respect to 3,582,400 as reported on Schedule 13G filed with the Securities and Exchange Commission on February 10, 1998.


               The following table sets forth information with respect to beneficial ownership as of February 17, 1998 by the Company's current directors, the Company's "named executive officers" for 1997 fiscal year, the Company's chief executive officer, the Company's "named executive officers" for the 1998 fiscal year and by all directors and current executive officers as a group, together with the percentage of the outstanding shares of Common Stock which such ownership represents. Unless otherwise indicated, the beneficial ownership consists of sole voting and investment power with respect to the shares indicated, except to the extent that authority is shared by spouses under applicable law.

                                    Number of Shares of
                                       Common Stock       Percentage of
Name                                Beneficially Owned        Class
----------------------------        -------------------   -------------
John F. Creamer, Jr.(1).....            21,750 shares
Richard E. Dauch   .........             1,135 shares           *
Milton P. DeVane(2).........            13,600 shares           *
John E. Echlin, Jr.(3)......           634,392 shares         1.00%
Donald C. Jensen(4).........             9,050 shares           *
Trevor O. Jones(5)..........           118,350 shares           *
Jon P. Leckerling(6)........            34,589 shares           *
Milton J. Makoski(7)........            41,395 shares           *
Larry W. McCurdy(8).........           108,000 shares           *
William P. Nusbaum..........             3,000 shares           *
Joseph A. Onorato(9)........            40,880 shares           *
Jerome G. Rivard(10)........             6,800 shares           *
Edward D. Toole(11).........            27,264 shares           *


------------
*    Less than 1 percent of class.

(1) Includes 6,750 shares exercisable currently or within 60 days of February 17, 1998, under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(2) Includes 12,600 shares exercisable currently or within 60 days of February 17, 1998, under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(3) Includes 125,200 shares held in an irrevocable charitable foundation of which Mr. Echlin is a trustee with shared voting rights over such shares and 61,907 shares owned by Mrs. John E. Echlin, Jr. and 12,900 shares exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(4) Shares held indirectly by the Donald C. Jensen Revocable Living Trust dated September 6, 1990. Includes 6,050 shares exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(5) Includes 100,000 shares exercisable within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan and 10,850 shares exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(6) Includes 29,029 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan or credited to Mr. Leckerling's account in the Echlin Incentive Savings and Investment Plan as of August 31, 1997.

(7) Includes 35,045 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan or credited to Mr. Makoski's account in the Echlin Incentive Savings and Investment Plan as of August 31, 1997.

(8) Includes 100,000 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc., 1992 Executive Stock Option Plan.

(9) Includes 32,780 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan or credited to Mr. Onorato's account in the Echlin Incentive Savings and Investment Plan as of August 31, 1997.

(10) Includes 3,800 shares exercisable currently or within 60 days of February 17, 1998, under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan.

(11) Includes 21,814 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan or credited to Mr. Toole's account in the Echlin Incentive Savings and Investment Plan as of August 31, 1997.


Committees and Meetings of the Board of Directors

               During the fiscal year ended August 31, 1997, there were ten meetings of the Board of Directors (four of which were telephone meetings). Each director attended at least 75 percent of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all Committees of the Board on which the director served.

               The Board of Directors has established the following committees with responsibilities as described:

               The Executive Committee may exercise all powers that the Board of Directors possesses except those powers delineated in the By-Laws including the power to change the Certificate of Incorporation or By-Laws and the power to declare any dividend or other distribution with respect to the stock of the Company. During the fiscal year, seven meetings of the Executive Committee were held. Messrs. Jones (Chairman), Creamer, DeVane, Echlin, Jensen and McCurdy are members of this Committee.

               The Audit Committee reviews the accounting policies and procedures of the Company and the performance of the internal audit staff, monitors compliance with such policies and procedures and makes recommendations thereon to the full Board. The Audit Committee meets with the Company's independent accountants and reviews and approves in advance the scope of the annual audit and other audits and the type and scope of each non-audit professional service rendered by the Company's independent accountants. The Committee also considers the possible effect that rendering such services might have on the independence of such accountants. The Committee recommends to the Board the appointment of independent accountants for ratification by the shareholders at the Annual Meeting. During the fiscal year, five meetings of the Audit Committee were held. Messrs. Jensen (Chairman), Dauch, DeVane, Echlin and Gustafson are members of this Committee.

               The Compensation and Management Development Committee reviews and approves the Company's basic compensation philosophy covering executive officers and senior management employees as well as the competitiveness of the Company's total compensation practices. The Committee reviews and recommends to the Board the compensation package and employee benefits of the President and Chief Executive Officer and any other officers who are also directors. It also reviews and approves base salaries and short-term incentive awards of officers and key management executives, sets performance measures for the Echlin Inc. Performance Unit Plan (see page 16) and makes recommendations to the Board with respect to the granting of options under the Echlin Inc. 1992 Executive Stock Option Plan. This Committee also reviews and reports to the Board on the status of the Company's organization and succession plans for all key executive positions and the continuity for such positions. During the fiscal year, seven meetings of the Compensation and Management Development Committee were held. Messrs. Jensen (Chairman) and DeVane are members of this Committee.

               The Corporate Governance Committee advises and makes recommendations to the Board on all matters concerning directorships and corporate governance practices, including the structure and membership of all committees of the Board, compensation of directors and the review and recommendation of candidates for election as directors. The Committee will consider shareholder nominations for director sent in accordance with the procedures set forth in the By-Laws to the Corporate Governance Committee, c/o Jon P. Leckerling, Secretary, Echlin Inc., 100 Double Beach Road, Branford, Connecticut 06405. The Committee also reviews and makes recommendations to the Board concerning succession planning for the positions of Chairman of the Board and President and Chief Executive Officer. During the fiscal year, four meetings of the Corporate Governance Committee were held. Messrs. DeVane (Chairman), Creamer, Echlin and Jensen are members of this Committee.

               The Finance Committee reviews periodically the capital structure, financing, dividend and risk management strategies of the Company. The Committee also monitors the performance of management's Investment Advisory Committee and Benefits Committee as to the management and administration of the Company's various defined benefit and defined contribution retirement plans. During the fiscal year, two meetings of the Finance Committee were held. Messrs. Echlin (Chairman) and Nusbaum are members of this Committee.

               The Board established three advisory committees which were discontinued as Board committees as of December 31, 1997. The Scientific Advisory Committee reviewed production and research activities of the various units of the Company and reported on scientific and technological developments with potential impact on the Company's operations. During the fiscal year, four meetings of the Scientific Advisory Committee were held. Phillip S. Myers (Chairman), who has retired as a director as of the Annual Meeting of Stockholders, and Mr. Rivard were members of this Committee. The Asian Development Advisory Council was a Committee of the Board with membership comprised of experienced business executives who had conducted business over a period of years within various countries in the Asian region, and which assisted and advised corporate and Asian-based management and the Board on the conduct and expansion of the Company's business in Asia. During the fiscal year, the Council had one meeting. Dr. Myers served as Chairman of this Council. The European Advisory Council was comprised of experienced automotive industry executives from various countries within the region and assisted and advised corporate and European-based management and the Board on developments and strategic opportunities in Europe. During the fiscal year, the Council had two meetings. Mr. Jones served as Chairman of this Council.

Compensation of Directors

               The annual retainer paid to outside directors is $25,000. Mr. Jones, as Non-Executive Chairman of the Board, received a monthly retainer of $30,000 and for service as Non-Executive Vice-Chairman of the Board receives a retainer of $25,000 per month for Fiscal Year 1998, in lieu of all other Board and Committee fees and retainers. Mr. Creamer served as Non-Executive Vice Chairman of the Board until December 31, 1997, received a special retainer of $57,777 for Board service from February 20, 1997 through June 30, 1997 and thereafter received Board fees and retainers at twice the normal rate for service as Vice Chairman which ended December 31, 1997. The fee for attendance at each meeting of the Board is $1,200 and $800 is payable for participation in telephone meetings. The standard fee for attendance at each Committee meeting, other than the European Advisory Council and the Asian Development Advisory Council, is $1,000. Chairmen of each Committee, other than the European Advisory Council and the Asian Development Advisory Council are paid an annual retainer of $6,000 and a per meeting fee of $2,000. Scientific Advisory Committee members received a $3,000 annual retainer. European Advisory Council and Asian Development Advisory Council members received an annual retainer of $24,000 and each Council's Chairman received a $36,000 annual retainer.

               Under the 1996 Non-Executive Director Stock Option Plan, directors who are not employees of the Company, annually receive 2,000 options for Board service, 500 options for service as a Board committee chairman, 1,000 options for service on the Executive Committee, 4,000 options for service as Vice Chairman of the Board and 8,000 options for service as Chairman of the Board. The Board also established Non-Executive Director Stock Ownership Guidelines on June 18, 1997 which require outside directors to own Common Stock equal in value to four times the annual retainer. These guidelines are phased in over three years for then current directors and five years for new directors. Options held under the 1996 Non-Executive Director Stock Option Plan do not count as shares held under the guidelines.

               Mr. Creamer is President of Distribution Marketing Services, Inc. Distribution Marketing Services, Inc. provides advice regarding distribution and marketing strategies to various subsidiaries of the Company at a cost in Fiscal Year 1997 of $108,200.

               Dr. Myers provides consulting services to the Company in regard to existing and new technologies within the automotive industry. He was paid a total of $4,289 in Fiscal Year 1997 for these services.

               Mr. Rivard is President of Global Technology and Business Development. Global Technology and Business Development provides consulting services to the Company in regard to patented technologies and business opportunities and was paid a total of $51,581 in Fiscal Year 1997 for these services.

               Mr. DeVane is a former partner in the law firm of Tyler Cooper & Alcorn. Tyler Cooper & Alcorn has been retained by the Company on various legal matters and it is expected that this relationship will continue. Legal fees paid under this arrangement did not exceed five percent of the gross revenues of Tyler Cooper & Alcorn.

Certain Transactions

               In September, 1996, the Company purchased Long Manufacturing Ltd. ("Long") for approximately $173,000,000 from Long's shareholders. Mr. Nusbaum was the principal shareholder of Long, controlling some 40 percent of the shares acquired by the Company. The Company settled a claim for adjustment of the purchase price by approximately $1,000,000 against an escrow provided by the selling shareholders in connection with certain contingencies. Mr. Nusbaum is currently a director of the Company.

               As of February 17, 1998, the directors and twelve executive officers of the Company (including the Named Executive Officers other than Mr. Mancheski, who is neither a director nor executive officer of the Company) as a group owned beneficially 1,161,089 shares of Common Stock or 1.84 percent thereof. Such shares include 441,075 shares either exercisable currently or within 60 days of February 17, 1998 under the Echlin Inc. 1992 Executive Stock Option Plan and the Echlin Inc. 1996 Non-Executive Director Stock Option Plan or, with respect to officers of the Company, held in their respective accounts in the Echlin Incentive Savings and Investment Plan as of February 17, 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

               Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than ten percent of Echlin's common stock to file initial stock ownership reports and reports of changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. SEC regulations require that the Company be furnished with a copy of these reports. Based on its review of these reports and on written representations from the reporting persons that no other reports were required, the Company believes that all applicable Section 16(a) reporting requirements have been met.

Compensation Committee Interlocks And Insider Participation

               The members of the Compensation and Management Development Committee during Fiscal Year 1997 were Donald C. Jensen (Chairman), Milton P. DeVane and Trevor O. Jones until his election as Chairman and Interim Chief Executive Officer in February, 1997. All Committee members are outside directors and no Committee member has ever been an officer or employee of the Company or any of its subsidiaries.

Summary Compensation Table

     The following table summarizes the annual and long-term compensation for services to the Company for Fiscal Years 1997, 1996 and 1995 paid to the executives serving as Chief Executive Officer during Fiscal Year 1997 and to each of the four other most highly compensated officers of the Company at August 31, 1997 (such officers being referred to as the "Named Executive Officers").

                                                    SUMMARY COMPENSATION TABLE


                                                                                                Long-Term Compensatin
                                                                                     ------------------------------------------
                                            Annual Compensation                          Awards        Payouts
                             ---------------------------------------------------     -------------    ----------
                                                                                                      Incentive      Long-Term
                                                                    Other Annual      Securities         Plan        All Other
                                                         Bonus      Compensation      Underlying       Payouts     Compensation
Name and Principal Position  Year       Salary($)        (A)($)        (B)($)        Options(#)(C)      ($)(D)         (E)($)
---------------------------  -----      ---------        -------    ------------     -------------    ----------   ------------
L.W. McCurdy (*)...........  1997       283,330          300,000    3,200,000(1)        100,000                0            0
   President and Chief
      Executive Officer

T.O. Jones (**)............  1997       869,900(2)             0                        110,850(3)             0            0
   Chairman and Interim
      Chief Executive
      Officer

F.J. Mancheski (***).......  1997       360,577                0                         12,975                0      248,600(4)
   Chairman and Chief        1996       700,000          264,000        1,446(5)         50,000          788,163          900
      Executive Officer      1995       625,000          600,000                         57,000        1,702,575        2,610
      (retired)

J.P. Leckerling............  1997       202,500           58,300                          1,700                0        1,146
   Executive Vice President  1996       172,500           34,700          131(5)          3,000           72,443        1,445
      Administration,        1995       164,000           65,000                          6,300          192,465        2,612
      General Counsel and
      Corporate Secretary

J.A. Onorato...............  1997       184,000           53,700                          1,775                0        1,148
   Vice President and        1996       152,500           37,200                          3,000           72,443        1,538
      Chief Financial        1995       145,000           65,000                          6,300          192,465        2,610
      Officer

M.J. Makoski...............  1997       178,000           38,200                          1,700                0        1,046
   Vice President--Human     1996       164,100           34,700                          3,000           79,770        1,445
      Resources              1995       157,000           65,000                          6,300          211,995        2,612

E.D. Toole.................  1997       158,200           32,300                          1,250                0          938
   Vice President,           1996       150,700           32,700                          1,400           47,282        1,608
      Associate General      1995       143,500           39,200                          2,050          131,040        2,624
      Counsel and Assistant
      Secretary

------------
*    Mr. McCurdy was elected President and Chief Executive Officer on March 7,
     1997.

** Mr. Jones was elected Chairman and Interim Chief Executive Officer on February 20, 1997. He became Non-Executive Chairman upon the election of Mr. McCurdy as President and Chief Executive Officer.

*** Mr. Mancheski retired as Chairman and Chief Executive Officer on February 20, 1997.

(A) Annual bonuses received under the Company's Executive Bonus Plan are reported in the year earned, although paid in the subsequent year.

(B) Except as noted, no amounts of "Other Annual Compensation" were paid to each Named Executive Officer, except for perquisites and other personal benefits, securities or properties which for each executive officer did not exceed the lesser of $50,000 or 10% of such individual's salary plus bonus.

(C) Options may have stock appreciation rights attached in accordance with the provisions of the Change in Control Severance Policy described below (see page 19).

(D) Long-term incentive payouts received for three-year performance periods under the Company's Performance Unit Plan are reported in the last year of the performance period during which they were earned, although paid in the subsequent year. Performance unit payouts may be accelerated in accordance with the provisions with the Change in Control Severance Policy described below (see page 19).

(E) Except as noted, the Company contribution under the Echlin Inc. Incentive and Savings Investment Plan (a qualified salary deferral plan under Section 401(k) of the Internal Revenue Code).

(1) Includes amount awarded to Mr. McCurdy to replace unvested long-term compensation benefits forfeited with his prior employer when he joined the Company as President and Chief Executive Officer in March, 1997 which was deferred by Mr. McCurdy under the Company's 1976 Deferred Compensation Plan until the year 2001 and thereafter and $200,000 paid in lieu of Mr. McCurdy's participation in the Performance Unit Plan during Fiscal Year 1997.

(2) Includes $179,900 in Board fees earned by Mr. Jones from September 1, 1996 through February 20, 1997; $630,000 in Chairman and Interim Chief Executive Officer's fees paid February 20, 1997 through June 30, 1997; and $60,000 Non-Executive Chairman's fees paid July 1, 1997 through August 31, 1997.

(3) Includes 100,000 options granted in March, 1997 under the Echlin Inc. 1992 Executive Stock Option Plan when Mr. Jones became Chairman of the Board and Interim Chief Executive Officer and 10,850 options granted in December, 1996 under the 1996 Non- Executive Director Stock Option Plan.

(4) Includes $247,000 paid to Mr. Mancheski under the Supplemental Executive Retirement Plan and the Supplemental Senior Executive Retirement Plan.

(5) Under the Company's 1976 Deferred Compensation Plan, as amended, directors can defer up to 100 percent of their directors' fees and designated officers and key executives can defer up to 25 percent of their salary and bonus and up to 100 percent of their performance unit plan award payment each year. Interest is accrued on deferred accounts at the greater of the average rate of interest paid by the Company on its commercial paper borrowings or the Company's return on assets. The amount shown is the interest accrued on deferred compensation accounts equal to the Company's return on assets but in excess of 120 percent of the Federal long-term interest rate on December 31, 1995 (5.982 percent).

Option/SAR Grants in Fiscal Year 1997

     Shown below is further information on grants of stock options pursuant to the Company's 1992 Executive Stock Option Plan, and in the case of Mr. Jones, options granted under the Echlin Inc. 1996 Non-Executive Director Stock Option Plan during the fiscal year ended August 31, 1997 to the Named Executive Officers. Such grants are reflected in the Summary Compensation Table.

Option/SAR Grants in FY 1997 and FY 1997 Grant Date Value

                                                              Individual Grants                    Grant Date Value
                                      -----------------------------------------------   ------------------------------------
                                                                                                                 Grant Date
                                                                                                               (December 18,
                                                                                                               1996, March 7,
                                                                                                                 1997 and
                                                                                                               December 20,
                                                       Options Granted                                             1996)
                                     Options Granted   to Employees in  Exercise Price   Expiration Date       Present Value
Name                                      (#)(A)         Fiscal Year      ($/SH)(B)            (C)                ($)(D)
---------------------------------    ---------------   ---------------  --------------   ---------------       -------------
Larry W. McCurdy.................        100,000           29.2453         34.8750            3/07/07            1,100,000
Trevor O. Jones..................         10,850*           3.1731         31.1250           12/20/06              108,066
Frederick J. Mancheski...........         12,975            3.7645         30.7500           12/18/06              127,674
Jon P. Leckerling................          1,700            0.4971         30.7500           12/18/06               16,728
Milton J. Makoski................          1,700            0.4971         30.7500           12/18/06               16,728
Joseph A. Onorato................          1,775            0.5191         30.7500           12/18/06               17,466
Edward D. Toole..................          1,250            0.3655         30.7500           12/18/06               12,300

-------------------

*    1996 Non-Executive Director Stock Option Plan.

(A)  No stock appreciation rights ("SAR") were granted in Fiscal Year 1997.

(B) The exercise price is based on the fair market value of the Company's common stock on the date of the grant of the option.

(C) Options may be exercised during a period that begins one year after the date of grant and ends ten years after the date of the grant of the option.

(D) Valuation based on Black-Scholes option pricing model. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. The actual value, if any, a Named Executive Officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised so that there is no assurance the value realized by a Named Executive Officer will be at or near the value estimated by the Black-Scholes model. The value calculations for the options listed above are based on the following assumptions for the December 18, 1996 and December 20, 1996 stock option grants: interest rate of 6.3%; annual dividend yield of 2.6%; and volatility as measured by the standard deviation of .212. For the March 7, 1997 stock option grant, the assumptions were: interest rate of 6.42%; annual dividend yield of 2.6% and volatility as measured by the standard deviation of .207.

Aggregate Option Exercises in Fiscal Year 1997 and
Fiscal Year-End Option Value

     Shown below is information with respect to options exercised by the Named Executive Officers during Fiscal Year 1997 and unexercised options to purchase the Company's Common Stock granted in Fiscal Year 1997 and prior years under the Echlin Inc. 1992 Executive Stock Option Plan to the Named Executive Officers and held by them as of August 31, 1997.

Aggregated Option/SAR Exercises in FY 1997 and FY 1997
Year End Option/SAR Values


                                                                                                   Value of Unexercised
                                                                       Number of Unexercised     in-the-money Options at
                                           Shares        Value         Options at FY End (#)          FY End ($) (B)
                                         Acquired on   Realized     --------------------------  --------------------------
Name                                     Exercise (#)   ($)(A)      Exercisable  Unexercisable  Exercisable  Unexercisable
------------------------------------     ------------  --------     -----------  -------------  -----------  -------------
Larry W. McCurdy....................            0             0             0       100,000             0       218,750
Trevor O. Jones.....................            0             0             0       110,850             0       283,171
Frederick J. Mancheski..............       23,175       312,862       523,465        12,975      9,009,71        81,904
Jon P. Leckerling...................        1,425        29,450        27,700         1,700       338,612        10,731
Milton J. Makoski...................        1,375        18,562        34,720         1,700       491,270        10,731
Joseph A. Onorato...................        1,625        21,734        31,140         1,775       426,027        11,204
Edward D. Toole.....................        4,350        66,815        21,045         1,250        345,32         7,890

-------------------

(A) The Value Realized is ordinary income, before taxes, and represents the amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price.

(B) Represents the fair market value as of August 29, 1997 ($37.0625 per share closing stock price) of the option shares less the exercise price of the options.


Performance Unit Plan

     The Company sponsors a long-term incentive plan known as the Performance Unit Plan for certain key employees of the Company, including the Named Executive Officers other than Mr. Jones, whose responsibilities and job performance can have an impact upon the growth and performance of the Company. At the beginning of each fiscal year, the Compensation and Management Development Committee of the Board, no member of which is a participant under the plan, may award performance units for a forward three-year cycle period to eligible employees.

     The target value for each participant is based on a percentage of benchmark total compensation of executives with similar positions and responsibilities at the Market Median Group. The targeted percentage of total compensation attributable to performance units for the Named Executive Officers varied for Fiscal Year 1997 from 56 percent for Mr. Mancheski, who was serving as Chief Executive Officer at the time of the grant, to 30 percent for Mr. Toole. The actual number of performance units awarded depends on the then current performance rating for the individual and his or her business unit and a target compounded, annual growth rate in earnings per share over the three-year cycle as established by the Compensation and Management Development Committee. The value of each unit will equal the actual earnings per share of the Company's Common Stock over the three-year performance period multiplied by a factor based upon the compounded annual growth rate in earnings per share over such three-year period. The value of each unit will be zero if the actual compounded earnings per share growth rate over the three-year period is less than one-half the targeted growth rate and will be increased by a factor of two if the targeted growth rate is exceeded by 50 percent. The value of a performance unit cannot be determined and does not vest in the participant until the end of the three-year period following the fiscal year in which the performance unit was granted, when the actual earnings per share and compound growth rate can be computed.

     The following table shows estimated future threshold, target and maximum payouts for performance unit awards made during Fiscal Year 1997.

Long-term Incentive Plans--Fiscal 1997 Awards


                              Estimated Future Payouts under Non-Stock Price-Based Plans
-------------------------------------------------------------------------------------------------------------------------
                                                       Performance
                                                      Period Until
                                           Number     Maturation or
Name                                    of Units (#)    Payout (A)   Threshold ($)(B)    Target ($)(B)     Maximum (S)(D)
---------------------------------       ------------  -------------  ----------------    -------------     --------------
Larry W. McCurdy.................               0
Trevor O. Jones..................               0
Frederick J. Mancheski...........          44,750        8/31/99         13,276*            60,189*           136,786*
Jon P. Leckerling................           5,825        8/31/99         10,369             47,008            106,831
Milton J. Makoski................           5,825        8/31/99         10,369             47,008            106,831
Joseph A. Onorato................           6,100        8/31/99         10,858             49,227            111,874
Edward D. Toole..................           4,300        8/31/99          7,654             34,701             78,862
All Executive Officers as a
   group (12) including those
   above.........................          86,325        8/31/99         87,279            395,697            899,271
All employees who are not
   Executive Officers, as a
   group.........................         526,100        8/31/99        870,078          3,944,682          8,964,744

-------------------
* Mr. Mancheski, having retired after only six months of the thirty-six month long-term incentive cycle, is only eligible for one-sixth of the future payout. The reduced estimated future payout is, therefore, shown.

(A) Performance Unit payouts may be accelerated as a result of a change in control and the value of such units would then be determined in accordance with the provisions of the Change in Control Severance Policy described below.

(B) The threshold amount will be earned if 50 percent of the target compounded growth rate of earnings per share over the three year cycle is achieved.

(C) The target amount will be earned if 100 percent of the target compounded growth rate of earnings per share over the three year cycle is achieved.

(D) The maximum amount will be earned if 150 percent of the target compounded growth rate of earnings per share over the three year cycle is achieved.


Pension Plans

     The Company maintains a noncontributory Pension Plan for Echlin Employees (the "Plan") which includes, among the participants, the Named Executive Officers of the Company other than Mr. Jones. A director who is not also an employee is ineligible to participate. The Plan provides that a participant who retires with 30 years of service will receive a pension of 26 percent of final average earnings up to the Average Social Security Covered Compensation plus 44 percent of final average earnings in excess of such Average Social Security Compensation. Final average earnings is based upon cash compensation (comprised of base salary and annual bonus) computed as of the highest five consecutive calendar years of the participant's final ten calendar years of service preceding his or her termination date. Normal retirement occurs at the later of age 65 or completion of five years of service. Participants vest in pension benefits after five years of service or, if the Board of Directors declares a qualifying change in control event (as defined below under the Change In Control Severance Policy), on the date of a change in control of Echlin. In addition, employees receiving lump sum payments under the Change In Control Severance Policy receive credit for years of service equivalent to the period of time associated with their lump sum payment. The Company has also put into effect two supplemental executive retirement plans. The Code limits both the annual pension which may be paid by an employer from plans which are qualified under the Code for federal income tax purposes and the maximum amount of earnings utilized to compute benefits under such plans. The Supplemental Executive Retirement Plan ("SERP") was established by the Board of Directors to provide designated executive employees with the benefits they would have received under the Pension Plan for Echlin. Employees but for the limitations imposed by the Code. All Named Executive Officers other than Mr. Jones participate under the SERP. The second plan, the Supplemental Senior Executive Retirement Plan ("SSERP"), was established by the Board of Directors to provide designated senior executive employees with a benefit increasing the Plan benefit from 44 percent of final average earnings in excess of the Average Social Security Covered Compensation to 60 percent of such final average earnings. Mr. Mancheski is currently the only participant under the SSERP.

     The following illustrative table provides the total annual pension benefits under various years of credited service assuming retirement in 1997 at age 65.

     Illustrative total annual benefits from both the Echlin Inc. Pension Plan and the SERP:

                                                                            Years of Service at Age 65
                                                               -----------------------------------------------------
Final Average Earnings                                           15              20              25             30
-------------------------------------------------------        -------        -------         -------        -------
$  100,000.............................................         19,363         25,817          32,271         38,725
   200,000.............................................         41,363         55,150          68,938         82,725
   400,000.............................................         85,363        113,817         142,271        170,725
   600,000.............................................        129,363        172,484         215,604        258,725
   800,000.............................................        173,363        231,150         298,938        346,725
 1,000,000.............................................        217,363        289,817         362,271        434,725
 1,200,000.............................................        261,363        348,484         435,604        522,725

     The current covered five-year compensation average and the current years of credited service for the Named Executive Officers are as follows: Larry W. McCurdy, (not yet eligible) $0.00 and 1 year; Jon P. Leckerling, $212,580 and 7 years; Milton J. Makoski, $206,907 and 11 years; Joseph A. Onorato, $193,660 and 16 years; Edward D. Toole, $180,577 and 11 years and Frederick J. Mancheski, $1,041,633 and 34 years. Mr. Jones is not a participant under any of the Company's pension or retirement plans. In addition to the benefit shown in the table above, Mr. Mancheski's annual benefit from the SSERP is $164,080.

     The Company has also authorized the establishment of a grantor trust with a trust company for the purpose of paying amounts due under the 1976 Deferred Compensation Plan and the SERP and SSERP described above.

Deadline for Submission of Shareholder Proposals

     Proposals of shareholders intended to be presented at the next Annual Meeting must be received by the Secretary, Echlin Inc., 100 Double Beach Road, Branford, Connecticut 06405 no later than July 17, 1998.

                                  The Board of Directors

                                  By:       /s/  Jon P. Leckerling
                                     ----------------------------------------
                                       Name:  Jon P. Leckerling

                                       Title: Senior Vice President
                                              and Corporate Secretary

Date: March 12, 1998